820-3120

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

DSM Press Release

03 JUN -9

DSM

DSM, Corporate Communicati
P.O. Box 6500, 6
Telephone (31) 4
Internet: www.ds
E-mail : media.re



03022583



15E

Heerlen, 19 May 2003

European Commission requests more time to evaluate part of Roche Vitamins & Fine Chemicals takeover by DSM

The European Commission today said that they need more time to examine a small part of DSM's intended acquisition of Roche Vitamins & Fine Chemicals. The examination will be made to further analyze the impact of the acquisition on the activities in both companies with regard to feed enzymes. DSM has submitted a package of undertakings to the European Commission to maintain effective competition.

The evaluation of the feed enzymes activities focuses in particular on non-starch polysaccharide (NSP) degrading enzymes and on phytase. NSP-degrading enzymes help animals to release nutrients in their feed. Phytase is an enzyme used to increase the amount of digestible phosphorus in animal feed. DSM and Roche Vitamins & Fine Chemcials both have strategic alliances in this field. DSM has an alliance with BASF and Roche Vitamins & Fine Chemicals has an alliance with Novozymes. In their respective alliances DSM and Novozymes are mainly responsible for R&D and production whilst Roche Vitamins & Fine Chemicals and BASF are mainly responsible for sales and distribution.

The European Commission is of the opinion that a combination of both alliances could lead to near-monopolistic market conditions for phytase. An important element of the package offered therefor is the termination of DSM's alliance with BASF. DSM believes that the package of undertakings offered will remove the EU's competition concerns.

It is understood that the European Commission requires more time to get a total overview of the implications of the package. Although formally a second-phase examination period can take up to four months, the European Commission believes that it will need less time to draw its final conclusions. Hence, DSM expects approval early in the third quarter. As soon as approval is received, closing can be effective from the first of the following month.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials.

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DSM

This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

Media

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

Investors

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
fax +31 (45) 5782595
e-mail investor.relations@dsm.com